

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Robin Lee
Chief Financial Officer and Treasurer
SPDR Gold Trust
c/o World Gold Trust Services, LLC
New York, New York 10022

> **Re:** **SPDR Gold Trust**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed November 26, 2013**
> **File No. 001-32356**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers and Corporation Governance, page 49

1. It appears that the registrant does not have any officers or directors. In future filings, please provide the information required by Item 401 of Regulation S-K for persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of the registrant. Please see Rule 405 of Regulation C.

2. In future filings, to the extent applicable, please provide the information required by Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Steven J. Glusband